Exhibit 99.4

SECOND SUPPLEMENTAL INDENTURE

THIS SECOND SUPPLEMENTAL INDENTURE dated as of September 30, 2025 (the “Supplemental Indenture”), is between Oatly Group AB (publ), a public limited liability company established under the laws of Sweden, as issuer (the “Company”), and U.S. Bank Trust Company, National Association, a national banking association, as trustee (the “Trustee”).

RECITALS:

WHEREAS, the Company has executed and delivered to the Trustee an Indenture, dated as of March 23, 2023 (as amended and supplemented by the First Supplemental Indenture, dated as of May 25, 2023, the “Original Indenture”, and as further amended and supplemented by this Supplemental Indenture, the “Indenture”), providing for the issuance by the Company of its 9.25% Convertible Senior PIK Notes due 2028;

WHEREAS, the Company has duly authorized and desires to enter into this Supplemental Indenture;

WHEREAS, Section 10.02 of the Original Indenture permits, with the consent (evidenced as provided in Article VIII of the Original Indenture) of the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding (determined in accordance with Article VIII of the Original Indenture and including, without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Notes) (the “Requisite Consents”), the entry into a supplemental indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, the Notes or any supplemental indenture or of modifying in any manner the rights of the Holders (subject to the exceptions set forth in Section 10.02 of the Original Indenture);

WHEREAS, pursuant to Section 10.02 of the Original Indenture, the Company has provided the Trustee with evidence of receipt of the Requisite Consents of the Holders and hereby requests that the Trustee join in the execution of this Supplemental Indenture and the Trustee is authorized to execute and deliver this Supplemental Indenture to implement the amendments set forth in Article II hereof; and

WHEREAS, all things necessary have been done to make this Supplemental Indenture a valid agreement of the Company enforceable in accordance with its terms.

NOW, THEREFORE, in consideration of the premises, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

Article I

RELATION TO Original INDENTURE; DEFINITIONS
Section 1.1
Relation to Original Indenture.

With respect to the Notes, this Supplemental Indenture constitutes an integral part of the Original Indenture.

Section 1.2
Generally.

The rules of interpretation set forth in the Original Indenture shall be applied hereto as if set forth in full herein.

Exhibit 99.4

Section 1.3
Definition of Certain Terms.

Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Original Indenture.

Article II

AMENDMENTS TO THE Original INDENTURE
Section 2.1
Amendments to the Original Indenture.
(a)
Section 1.01 of the Original Indenture is hereby amended to:
(i)
delete the definition of “Indebtedness” in its entirety and insert in place thereof the following:

““Indebtedness” means (x) prior to the Nordic Bond Initial Issuance, “Indebtedness” as defined in the Term Loan B Credit Facility and (y) following the Nordic Bond Initial Issuance, “Financial Indebtedness” as defined in the Nordic Bond Terms and Conditions.”

(ii)
delete the definition of “Intercreditor Agreement” in its entirety and insert in place thereof the following:

““Intercreditor Agreement” means (x) prior to the Nordic Bond Initial Issuance, the intercreditor agreement dated April 18, 2023 entered into between, among others, the Company and the Holders relating to, among other things, this Indenture and (y) following the Nordic Bond Initial Issuance, the intercreditor agreement in the form approved by the requisite Holders (determined in accordance with Article VIII of this Indenture) pursuant to a Confirmation of Consent dated on or about the date thereof.”

(iii)
insert the following definitions, all in appropriate alphabetical order:

““Nordic Bonds” means senior secured bonds with ISIN number SE0026141756 contemplated to be issued by the Company in an aggregate nominal amount of up to SEK 2,700,000,000.

“Nordic Bond Initial Issuance” means the Initial Bond Issue (as defined in the Nordic Bond Terms and Conditions).

“Nordic Bond Terms and Conditions” means the terms and conditions for the Nordic Bonds to be entered into between the Company as issuer and Nordic Trustee & Agency AB (publ) as bondholders’ agent.”

(iv)
delete the definition of “Pari Passu Debt Liabilities” in its entirety and insert in place thereof the following:

““Pari Passu Debt Liabilities” shall have the meaning set forth in the Intercreditor Agreement, provided that, on and from the date of the Nordic Bond Initial

Exhibit 99.4

Issuance, it shall have the meaning given to the terms “Super Senior Debt” and “Senior Debt” in the Intercreditor Agreement.”

(v)
delete the definition of “Restricted Subsidiary” in its entirety and insert in place thereof the following:

““Restricted Subsidiary” means the Company’s Subsidiaries.”

(vi)
delete the definition of “Term Loan B Credit Facility” in its entirety and insert in place thereof the following:

““Term Loan B Credit Facility” means that certain Credit Agreement, dated as of April 18, 2023, among the Company, Cereal Base Ceba AB, a limited liability company organized under the laws of Sweden, Oatly Inc., a Delaware corporation, Oatly AB, a limited liability company organized under the laws of Sweden, each lender from time to time party thereto, J.P. Morgan, as administrative agent, and Wilmington Trust (London) Limited, as security agent, as amended and/or restated from time to time in accordance with the terms thereof.”

(b)
Sections 4.11(a) of the Original Indenture are hereby deleted in their entirety and replaced with the following:

“(a) Limitation on Indebtedness.

(i) On and from the execution of the Term Loan B Credit Facility and ending on the date of the Nordic Bond Initial Issuance, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (as such term is defined in the Term Loan B Credit Facility) other than Indebtedness permitted to be incurred pursuant to Section 7.01 of the Term Loan B Credit Facility as in effect on the date of execution of the Term Loan B Credit Facility (without otherwise giving effect to any future amendment thereof), without the consent of the holders of the majority of the Notes (calculated subject to Section 8.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded)); provided, that, notwithstanding anything to the contrary in Section 4.11(a)(ii), no such consent shall be required under this Section 4.11(a)(i) for the Nordic Bond Initial Issuance, so long as the Nordic Bond Initial Issuance occurs on or prior to December 1, 2025.

(ii) On and from the date of the Nordic Bond Initial Issuance, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any Indebtedness other than as permitted pursuant to the Nordic Bond Terms and Conditions (without otherwise giving effect to any future amendment thereof), without the consent of the holders of the majority of the Notes (calculated subject to Section 8.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded)).”

Exhibit 99.4

(c)
Section 7.02(o) of the Original Indenture is hereby deleted in its entirety and replaced with the following:

“(o) the Trustee shall have no obligation to monitor or enforce the terms of the Registration Rights Agreement, the Investment Agreement, the Deposit Agreement, the Restricted Issuance Agreement, the Term Loan B Credit Facility, the Nordic Bond Term and Conditions or the Swedish Note Documents; and”

(d)
Section 17.02(a) of the Original Indenture is hereby deleted in its entirety and replaced with the following:

“(a) An offer made pursuant to Section 17.01 (a “Covered Disposition Offer”) shall be made to all holders of Notes and all holders of other Indebtedness that is pari passu in right of payment with the Notes containing provisions similar to those set forth in Section 17.01 with respect to offers to purchase or redeem with the proceeds of sales of Covered Assets to purchase the maximum principal amount of Notes and such other Indebtedness that may be purchased with the applicable Excess Proceeds; provided that the purchase price for the Notes shall equal to the Fundamental Change Repurchase Price, and will be payable in cash. If any Excess Proceeds remain after consummation of a Covered Disposition Offer, the Company and its Restricted Subsidiaries may use such Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate purchase price for the Notes and other Pari Passu Debt Liabilities tendered into such Covered Disposition Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and the representative for such other Pari Passu Debt Liabilities shall select such other Pari Passu Debt Liabilities to be purchased on a pro rata basis (except that any Global Notes will be selected by such method as the Depositary may require), based on the amounts tendered (with such adjustments as may be deemed appropriate by the Company so that only Securities in denominations of $1.00, or an integral multiple of $1.00 in excess thereof, will be purchased). Upon completion of each Covered Disposition Offer, the amount of Excess Proceeds will be reset at zero.”

Article III

MISCELLANEOUS PROVISIONS
Section 3.1
Ratification of Original Indenture.

Except as supplemented by this Supplemental Indenture, all provisions in the Original Indenture shall remain in full force and effect.

Section 3.2
Trustee Not Responsible for Recitals.

The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness, and none of the recitals contained herein are intended to or shall be construed as statements made or agreed to by the Trustee. The Trustee makes no representation as to this Supplemental Indenture or the consequences of any amendment provided herein.

Exhibit 99.4

Section 3.3
Table of Contents, Headings, etc.

The table of contents and headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.4
Counterpart Originals.

This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages that are executed by manual signatures that are scanned, photocopied or faxed or by other electronic signing created on an electronic platform (such as DocuSign) or by digital signing (such as Adobe Sign), in each case that is approved by the Trustee, shall constitute effective execution and delivery of this Supplemental Indenture for all purposes. Signatures of the parties hereto that are executed by manual signatures that are scanned, photocopied or faxed or by other electronic signing created on an electronic platform (such as DocuSign) or by digital signing (such as Adobe Sign), in each case that is approved by the Trustee, shall be deemed to be their original signatures for all purposes of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original.

Anything in this Supplemental Indenture to the contrary notwithstanding, for the purposes of the transactions contemplated by this Supplemental Indenture and any document to be signed in connection with the Indenture or this Supplemental Indenture (including amendments, waivers, consents and other modifications, Officer’s Certificates, Company Orders and Opinions of Counsel and other issuance, authentication and delivery documents) or the transactions contemplated hereby may be signed by manual signatures that are scanned, photocopied or faxed or other electronic signatures created on an electronic platform (such as DocuSign) or by digital signature (such as Adobe Sign), in each case that is approved by the Trustee, and contract formations on electronic platforms approved by the Trustee, and the keeping of records in electronic form, are hereby authorized, and each shall be of the same legal effect, validity or enforceability as a manually executed signature in ink or the use of a paper-based recordkeeping system, as the case may be. The Company agrees to assume all risks arising out of the use of digital signatures and electronic methods to submit communications to the Trustee, including, without limitation, the risk of Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

Section 3.5
Governing Law.

THIS SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first above written.

OATLY GROUP AB

By: /s/ Marie-José David
Name: Marie-José David
Title: Chief Financial Officer

Exhibit 99.4

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first above written.

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, AS TRUSTEE

By: /s/ Quinn DePompolo
Name: Quinn DePompolo
Title: Vice President